UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at August 15, 2005

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 15, 2005

Print the name and title of the signing officer under his signature.

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Taseko Mines Limited
1020 - 800 W Pender Street
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO REPORTS THIRD FISCAL QUARTER RESULTS

August 15, 2005, Vancouver, BC - Taseko Mines Limited (TSX Venture: TKO; AMEX: TGB) announces financial results for the three months ending June 30, 2005 - the Company's third fiscal quarter of 2005 - and its Gibraltar copper-molybdenum mine in south-central British Columbia. The Gibraltar mine is operated under a joint venture arrangement between Taseko's wholly owned subsidiary, Gibraltar Mines Ltd., and Ledcor CMI Ltd.

THIRD QUARTER 2005 HIGHLIGHTS

-          Gibraltar recorded revenues of $32.3 million from sales of copper concentrate, and by-product credits of $7.9 million from sales of molybdenum.
-         The average prices for sales realized in the quarter were US$1.51 for copper and US$34 for molybdenum.
-         Copper concentrate production during the quarter was 27,500 wet metric tonnes ("WMT"), or 15.5 million pounds of copper.
-         During the quarter, 32,100 WMT of copper concentrate was sold totalling 17.25 million pounds of copper.
-         Molybdenum in concentrate production during the quarter was 178,000 pounds.
-         During the quarter, 223,000 pounds of molybdenum in concentrate was sold.

Results of Operations

The Company's net earnings for the third quarter of fiscal 2005 were $10.1 million, compared to a loss of $1.96 million in the previous quarter and the $6.4 million loss in the third quarter of fiscal 2004. The improvement is related to a restart of active mining operations at the Gibraltar mine during the current fiscal year, and increased sales of both copper and molybdenum concentrate during the quarter.

Gibraltar Mine Performance

Mining operations achieved a daily mining rate of 114,000 tons per day in the quarter. The following table is a summary of the operating statistics for the third quarter compared to forecast.

	Actual	Forecast	Variance	Comments
Ore + Waste Mined (tons)	10,330,184	10,920,000	-5.4%	Extended hauling distance for overburden to be used for reclamation of waste dumps.
Ore milled (tons)	3,051,370	3,162,900	-3.5%	Lower mill throughput due to harder ore and coarse feed to rod mills.
Stripping ratio	2.38	2.45	-2.9%

Copper grade (%)	0.314%	0.309%	+1.6%
Molybdenum grade (% MoS 2)	0.018%	0.016%	+12.5%

Copper Recovery (%)	80.8%	82.6%	-2.2%	Copper recovery was adversely affected by mining of some supergene ore.
Molybdenum Recovery (%)	26.5%	30.8%	-13.9%	Molybdenum recovery adversely affected by variability in ore feed.

Copper Production (lbs)	15,498,361	16,169,000	-4.1%
Molybdenum Production (lbs)	177,593	193,000	-8.0%

Copper Sales (lbs)	17,253,555	16,169,000	+6.7%	Includes reduction in inventory.
Molybdenum Sales (lbs)	223,187	193,000	+15.6%	Includes reduction in inventory.

Copper produced in concentrate during the quarter was 15.5 million pounds, an increase from 14.2 million pounds produced in the previous quarter when inclement weather and characteristics of the ore led to processing difficulties. Molybdenum produced in concentrate during the quarter was 178,000 pounds, an increase from 141,295 pounds produced in the second quarter. Copper recovery was adversely affected by mining of some supergene ore. Molybdenum recovery continues to be a challenge due to the variability in the ore feed. Copper concentrate sales for the quarter were 32,100 WMT, 13% above forecast, an increase from 26,500 WMT in the previous quarter. The Company also sold 223,000 pounds of molybdenum, an increase from 78,000 pounds sold in the previous quarter.
At quarter end, the copper concentrate inventory was 6,900 WMT (containing about 4.1 million pounds of copper), a decrease from 11,500 WMT (containing about 6.7 million pounds of copper) in inventory at the end of the previous quarter. Molybdenum in concentrate inventory was 18,000 pounds, a decrease from 63,000 pounds at the end of the previous quarter.

Taseko is pleased to announce that there have been no time lost accidents since the October 2004 mine start up.

Labour

Manpower at the end of the quarter was 247 personnel, compared to 242 at the end of the second quarter and the planned complement of 254.

The Christian Labour Association of Canada ("CLAC") represents the unionized workers at Gibraltar. According to BC labour laws, the representing union can be challenged during certain specific time periods of a collective agreement in an effort to change union representation. The Canadian Auto Workers exercised that option in the third quarter and a union certification vote was held in June and counted under the supervision of the BC Labour Relations Board on July 26, 2005. The majority of the unionized workers voted to retain CLAC. As the representative union at the Gibraltar mine site, CLAC is now free from the threat of any further challenges until 2007.

Production Forecast

As a result of the delay in commissioning the molybdenum circuit and lower than planned mill throughput, at the end of the second fiscal quarter the Company updated its metal production forecasts for the year. The 2005 forecasted copper and molybdenum production was 63,441,000 pounds and 908,000 pounds, respectively. The actual results to date and a forecast for the balance of the year are as follows:

	Q1 (A)	Q2 (A)	Q3 (A)	Q4 (F) (2)	Total 2005
Copper (millions lbs)	12.1	14.2	15.5	15.5	57.3
Molybdenum (thousands lbs)	0	141	178	178	497
Copper production costs, net of OPC(3) & by product credits	N/A	US$1.18	US$0.77	US$0.77	US$0.90
OPC (3) transport & treatment	N/A	US$0.28	US$0.25	US$0.25	US$0.26
Total cash costs of production	N/A	US$1.46	US$1.02	US$1.02	US$1.16

(1)     (A) actual (F) forecast
(2)     Q4 costs assume a US$30/lb molybdenum by-product credit and a $0.81 Canadian/US exchange rate.
(3)     Off Property Costs ("OPC") are concentrate transportation, smelting and refining costs.

Financial Results

Gibraltar reported revenues of $32.3 million, compared to $25.4 million in the previous quarter. Current revenues are associated with copper concentrate sales, less treatment, refining and transportation charges of $6.7 million (Q2 - $3.8 million). Molybdenum concentrate sales were $7.9 million (Q2 - $2.5 million); these sales are classified as by-product revenue and shown as a reduction of mine site operating costs. Interest and other income was $1.5 million (Q2 - $1.9 million), and the related offsetting royalty expense amounted to $1.0 million (Q2 - $2 million), both of which are principally related to the Red Mile Resources No. 2 Limited Partnership.

Total mine site operating costs for the quarter, net of molybdenum credits and a drawdown of copper concentrate inventory (Q3 - $3.1 million; Q2 - $1.2 million), were $14.8 million compared to $23.4 million in the previous quarter. Total operating costs include mining (Q3 - $11.6 million; Q2 - $14.1 million), milling (Q3 - $6.0 million; Q2 - $9.0 million) and mine administration (Q3 - $2.0 million; Q2 - $1.6 million).

Administrative costs decreased from the previous quarter. The main areas of reduced costs were shareholder communications (Q3 - $44,641; Q2 - $112,241), administrative salaries and office costs (Q3 - $206,954; Q2 - $236,804), trust and filing (Q3 - $8,027; Q2 - $67,787) and stock-based compensation (Q3 - $200,310; Q2 - $392,697).

Refinery Update

Feasibility level studies were completed in 2002 to assess the viability of constructing a copper refinery at Gibraltar, based on a hydrometallurgical process developed by Cominco Engineering Services Ltd. A refinery located at Gibraltar would produce cathode copper from copper concentrates at the site at considerable cost savings, rather than sending these concentrates to an offshore smelter for treatment, providing significant advantages to the operation.

With mining operations now underway at Gibraltar, mine technical personnel are turning their focus to updating the refinery feasibility study, to include the evaluation and assessment of competing technologies. The updated refinery feasibility study is expected to be completed in the near term. The British Columbia Environmental Assessment ("BCEA") Office has advised Taseko that the proposed refinery would not be reviewable under the BCEA Act because the refining process would be integrated with ore milling operations at, or in the vicinity of the fully permitted Gibraltar mine.

Taseko Mines Limited is a copper and molybdenum producer with mining operations and exploration properties located in British Columbia, Canada. The Company's principal asset is the Gibraltar mine, a 35,000 tonnes per day open pit operation with a 12-year mine plan and additional mineral resources available for further development. Taseko is part of the Hunter Dickinson group of companies.

For further information contact:
Russell Hallbauer President & CEO	Phone: (604) 684-6365 Toll Free: 1-800-667-2114 www.tasekomines.com or Melanee G. Henderson Investor Relations

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The TSX Venture Exchange or the American Stock Exchange has not approved or disapproved the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated mineral resource and reserve quantities, grades and contained metal, and possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its Canadian securities filings that are available at www.sedar.com.